SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         Date of Report: June 27, 2003



                                   BIORA AB

                            SE-205 12 Malmo, Sweden



                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     [x] Form 20-F                       [ ] Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     [ ] Yes                             [x] No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a Press Release dated June 27, 2003 regarding the Notice of an Extraordinary General Meeting to be held on August 6, 2003.

Press release from Biora AB (publ),                             June 27, 2003
No 13/03                                                FOR IMMEDIATE RELEASE


BIORA CONVENES EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of Biora resolved to convene an Extraordinary Shareholders' Meeting on Wednesday August 6, 2003 at 1:00 pm at Medeon Science Park, Malmo, due to the Company's change of ownership. The notice is attached hereto.


Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

          __________________________________________________________

For further information, please contact:

- Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
- Donna Janson, President and CEO, tel: +46- 70-548 34 07
- http://www.biora.com


         NOTICE OF AN EXTRAORDINARY GENERAL MEETING IN BIORA AB (PUBL)

Shareholders of Biora AB (publ) are hereby invited to attend an Extraordinary General Meeting to be held at 1:00 p.m. on Wednesday August 6, 2003 at Medeon Science Park, Per Albin Hanssons Vag 41, Malmo, Sweden.

REGISTRATION AND NOTICE OF ATTENDANCE

Shareholders wishing to attend the Extraordinary General Meeting must:

         - be registered in the share register of the Securities Register Centre, VPC AB, by Friday July 25, 2003. Shareholders who have registered their holdings via an investment manager must request temporary share registration in their own name with VPC AB well before July 25; and
         - notify the company of their participation not later than 4.00 p.m. Thursday July 31, 2003

Shareholders may register by:

         -    letter to Biora AB, Attention Jessica Nystrom,
              Medeon Science Park, 205 12 Malmo, Sweden
         -    telephone +46-40-32 13 69
         -    fax +46-40-32 13 55 (Attention Jessica Nystrom)

When registering, shareholders must state name, birth registration number or corporate identification number, address, telephone number and shareholding. Shareholders represented by proxy must submit a signed proxy form before the meeting. Representatives of legal entities (corporations, partnerships, etc.) shall submit a copy of the certificate of incorporation or corresponding proof of authority.

PROPOSAL FOR AGENDA

1.  Opening of the Extraordinary General Meeting.
2.  Election of Chairman of the Meeting.
3.  Preparation and approval of the voting list.
4.  Election of persons to verify the minutes.
5.  Approval of the agenda.
6.  Determination of compliance with the rules of convocation.
7.  Resolution regarding change of the Articles of Association.
8.  Determination of fees for the Board of Directors.
9.  Election of Directors.
10. Determination of fees for the Auditors.
11. Election of Auditors.
12. Closing of the Meeting.

CHANGE OF ARTICLES OF ASSOCIATION (item 7)

The Board of Directors recommends that the Extraordinary General Meeting votes to change the Articles of Association (ss.6) so that the Board of Directors shall consist of not less than three and not more than five directors with not more than the corresponding number of deputy directors.

BOARD OF DIRECTORS AND FEES (items 8-9)

Due to the accomplished change of ownership, all present directors and the deputy director have submitted their resignations as from the date of the extraordinary general meeting. The new principal owner, representing 91% of the votes in the Company, recommends that the number of directors shall be four without any deputy directors according to the following:

ELECTION OF THE FOLLOWING DIRECTORS:

Re-election of Per Wahlstrom and new election of Gilbert Achermann, Martin Gertsch and Thomas Moll.
It is proposed that the total amount of fees to the Board of Directors shall be SEK 150,000, to be distributed among the directors according to the decision by the Board of Directors.

AUDITORS AND FEES (items 10-11)

At the Annual General Meeting 2000, KPMG, with Alf Svensson as responsible auditor, was elected auditing firm of the company until the Annual General Meeting 2004. The new principal owner has proposed that KPMG is replaced by Ernst & Young AB, with Hakan Olsson as responsible auditor, for a period of four years until the Annual General Meeting 2007. It is further proposed that Ernst & Young AB shall be paid according to invoice for work performed.


                                   WELCOME!

                              Malmo in June 2003
                            The Board of Directors
                                Biora AB (publ)




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                BIORA AB


        Dated: June 27, 2003                    By:    /s/  Svante Lundell
                                                       ---------------------
                                                       Svante Lundell
                                                       Chief Financial Officer